SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of December 2007

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                      RYANAIR'S NOVEMBER TRAFFIC GROWS 23%


The following are Ryanair's passenger and load factor statistics for November 2007.

                       Nov 06    Nov 07    Change   12 mth to 30 Nov 07
     Passengers (m) 1    3.16m     3.89m   + 23 %                48.44m
     Load Factor 2         79%       78%     - 1%                   82%



 1. Represents the number of earned seats flown by Ryanair. Earned seats include seats that are flown whether or not the passenger turns up because once a flight has departed a no-show customer is not entitled to change flights or seek a refund.
 2. Represents the number of passengers as a proportion of the number of seats available for passengers.


ENDS.                            Wednesday, 5th December 2007


For further information:

Peter Sherrard - Ryanair         Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1228           Tel: 00 353 1 4980 300





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  05 December 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director